COMMENTS RECEIVED ON 08/01/2018

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Blend Income Fund, Fidelity Freedom Blend 2005 Fund, Fidelity Freedom Blend 2010 Fund, Fidelity Freedom Blend 2015 Fund, Fidelity Freedom Blend 2020 Fund, Fidelity Freedom Blend 2025 Fund, Fidelity Freedom Blend 2030 Fund, Fidelity Freedom Blend 2035 Fund, Fidelity Freedom Blend 2040 Fund, Fidelity Freedom Blend 2045 Fund, Fidelity Freedom Blend 2050 Fund, Fidelity Freedom Blend 2055 Fund, Fidelity Freedom Blend 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 115

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or “turns over” its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund’s performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy, credit quality, and maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization, credit quality, or maturity. Accordingly, we have not modified disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds), some of which are actively managed and others of which are passively managed, meaning they seek to provide investment results that correspond to the total return of a specific index.”

C:

The Staff questions whether international equity funds will invest in emerging markets securities and, if so, please disclose and add risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy or risk of each fund. As a result, the fund believes that its current strategy and risk disclosure is appropriate.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add a definition for the term “Blend” in the fund names in the principal investment strategies for each fund.

R:

 We believe the disclosure included under the “Principal Investment Strategies” heading in the Fund Summary section accurately describes the strategy of investing in a “blend” of underlying funds, as follows:

•

Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds), some of which are actively managed and others of which are passively managed, meaning they seek to provide investment results that correspond to the total return of a specific index.

Accordingly, we have not modified the disclosure because we do not believe a separate definition of the term “blend” is necessary.

1.

Fidelity Freedom Blend Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we clarify where Fidelity Freedom Blend Income Fund is on the “glide path” in the “Fund Summary” section.

R:

As noted in the prospectus, the “glide path” is designed to show how each fund's approximate asset allocation among underlying funds is expected to change over time. The prospectus further notes that a fund’s actual allocation may differ from the “glide path” illustration and, for the Freedom Blend funds, that it does not depict any over‐or underweight resulting from application of the funds’ active allocation strategy. For these reasons, we believe attempting to place each fund on the glide path depiction could be misleading to investors. As a result, we believe our current disclosure is appropriate.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

C:

The Staff requests a separate risk for lower-quality debt securities.

R:

We believe that the risks associated with investing in lower-quality debt securities are described appropriately in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment is unnecessary.

3.

Fidelity Freedom Blend 2005 Fund, Fidelity Freedom Blend 2010 Fund, and Fidelity Freedom Blend 2015 Fund

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.”

C:

The Staff requests we revise the disclosure to reflect that the fund is past its target date.

R:

We will modify the investment objective for each of these funds to state:

“The fund seeks high current income and, as a secondary objective, capital appreciation.”

4.

Fidelity Freedom Blend 2005 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

““Value” Investing. “Value” stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.”

C:

The Staff requests we add a strategy for value investing in the “Principal Investment Strategies” section.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in value securities, but rather invests in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such investments through underlying funds.

5.

Fidelity Freedom Blend 2010 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding strategy to invest in growth stocks and value stocks in the Principal Investment Strategies section.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in investments that expose the funds to growth or value stocks, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such instruments through underlying funds.

6.

All Funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Geographic Concentration. Social, political, and economic conditions and changes in regulatory, tax, or economic policy in a country or region could significantly affect the market in that country or region. From time to time, a small number of companies and industries may represent a large portion of the market in a particular country or region, and these companies and industries can be sensitive to adverse social, political, economic, currency, or regulatory developments.”

“Special Considerations regarding Canada. The Canadian and U.S. economies are closely integrated. The United States is Canada’s largest trading partner and foreign investor. Canada is a major producer of forest products, metals, agricultural products, and energy-related products, such as oil, gas, and hydroelectricity. As a result, the Canadian economy is very dependent on the demand for, and supply and price of, natural resources, and the Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources. Canada’s economic growth may be significantly affected by fluctuations in currency and global demand for commodities. Periodic demands by Quebec for sovereignty could significantly affect the Canadian market.”

C:

The Staff requests that we add summaries for the risks Geographical Concentration and Special Considerations regarding Canada to “Principal Investment Risks” in the Fund Summary section.

R:

We believe that the risks disclosed under the “Principal Investment Risks” heading in each fund’s Fund Summary section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds.  Accordingly, we have not modified disclosure.

7.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).

For purposes of the fund’s concentration limitation discussed above, with respect to any investment in repurchase agreements collateralized by U.S. Government securities, FMR Co., Inc. (FMRC) looks through to the U.S. Government securities.”

C:

The Staff requests we add disclosure to the concentration policy to clarify if the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N-1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.

FOLLOW-UP COMMENTS RECEIVED ON 08/21/2018

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Blend Income Fund, Fidelity Freedom Blend 2005 Fund, Fidelity Freedom Blend 2010 Fund, Fidelity Freedom Blend 2015 Fund, Fidelity Freedom Blend 2020 Fund, Fidelity Freedom Blend 2025 Fund, Fidelity Freedom Blend 2030 Fund, Fidelity Freedom Blend 2035 Fund, Fidelity Freedom Blend 2040 Fund, Fidelity Freedom Blend 2045 Fund, Fidelity Freedom Blend 2050 Fund, Fidelity Freedom Blend 2055 Fund, Fidelity Freedom Blend 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 115

Fidelity Freedom Blend Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff reiterates that we clarify where Fidelity Freedom Blend Income Fund is on the “glide path” in the “Fund Summary” section.

R:

To avoid any confusion about Freedom Blend Income’s asset allocation strategy, during the fund’s first annual update we will delete the glidepath from the Fund Summary for the fund and modify the disclosure to clarify the fund’s allocation as follows:

• Allocating assets according to a stable neutral asset allocation strategy (approximately 13% in domestic equity funds, 6% in international funds, 59% in bond funds, and 22% in short-term funds)~~shown in the glide path below~~. FMR Co., Inc. (the Adviser) may modify the fund’s neutral asset allocations from time to time when in the interests of shareholders.